April 26, 2018	Mary C. Moynihan
MMoynihan@perkinscoie.com
D. +1.202.654.6254
F. +1.202.654.9697

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark A. Cowen

Columbia Acorn Trust

1933 Act Registration No. 2-34223

1940 Act Registration No. 811-1829

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in writing on Thursday, April 12, 2018 and discussed verbally on Monday, April 16, 2018 with respect to the registration statement on Form N-1A (the “Registration Statement”) for Columbia Thermostat Fund (the “Fund”), a series of Columbia Acorn Trust (the “Registrant”). For convenience, each of your comments is repeated below, with our responses immediately following.

All revisions to the Registration Statement made in our response to the Staff’s comments will be included in post-effective amendment no. 108 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 83 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement, which the Registrant expects to file with the Commission pursuant to Rule 485(b) under the 1933 Act on or before May 1, 2018, which is the date on which post-effective amendment no. 107 under the 1933 Act and amendment no. 82 under the 1940 Act, filed on February 28, 2018 pursuant to Rule 485(a) under the 1933 Act, would become automatically effective.

1.	Comment. Please delete the following disclosure from the Summary of the Fund - Fees and Expenses of the Fund section of the prospectus unless clean shares are offered by the Fund in the prospectus:

An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution may be required to pay a commission to the financial intermediary for offering such transactions. Such commission rates are set by the financial intermediary and are not reflected in the tables or the example below.

Response. After careful consideration of the existing disclosure, the Registrant believes that it is consistent with the Staff’s January 11, 2017 No-Action Letter to Capital Research and Management Group and, as such, will not be removed.

April 26, 2018

2.	Comment. The prospectus is incomplete since all information in the Annual Fund Operating Expenses table in the Summary of the Fund - Fees and Expenses of the Fund section in missing. At least five days prior to the effective date of the Registration Statement, please provide the complete table in the correspondence filing responding to Staff comments.

Response. The Registration Statement will become effective on May 1, 2018, and the Registrant is submitting this letter in response to Staff comments on April [25], 2018. The complete Annual Fund Operating Expenses table that will be included in the Fund’s prospectus reads as follows:

	Class A	Class Adv	Class C	Class Inst	Class Inst2	Class Inst3
Management fees	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%

Distribution and/or service (12b-1) fees	0.25%	0.00%	1.00%	0.00%	0.00%	0.00%

Other expenses(c)	0.19%	0.19%	0.19%	0.19%	0.18%	0.12%

Acquired fund fees and expenses(d)	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%

Total annual Fund operating expenses(e)	0.89%	0.64%	1.64%	0.64%	0.63%	0.57%

Fee waivers and/or expense reimbursements(f)	(0.04%)	(0.04%)	(0.04%)	(0.04%)	(0.08%)	(0.07%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.85%	0.60%	1.60%	0.60%	0.55%	0.50%

(c)	Other expenses have been restated to reflect current transfer agency fees paid by the Fund.
(d)	Acquired fund (Portfolio Fund) fees and expenses (expenses the Fund incurs indirectly through its investments in other funds) have been restated to reflect the fees and expenses of the Fund’s current Portfolio Funds.
(e)	“Total annual Fund operating expenses” include acquired fund (Portfolio Fund) fees and expenses (expenses the Fund incurs indirectly through its investments in other funds) and may be higher than “Total Net Expenses” shown in the Financial Highlights section of this prospectus because “Total Net Expenses” do not include Portfolio Fund (acquired fund) fees and expenses.
(f)

Columbia Wanger Asset Management, LLC (the Investment Manager) has contractually agreed to waive fees and reimburse certain expenses of the Fund, through April 30, 2019, so that ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, interest and fees on borrowings and expenses associated with the Fund’s investment in other investment companies, including the Portfolio Funds) do not exceed the annual rates of 0.50% for Class A shares, 0.25% for Class Adv shares, 1.25% for Class C shares, 0.25% for Class Inst shares, 0.20% for Class Inst2 shares and 0.15% for Class Inst3 shares. This arrangement may only be modified or terminated with approval from the Fund and the Investment Manager. The fee waivers and/or expense reimbursements shown in the table also reflect the contractual agreement

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of the Fund’s transfer agent, Columbia Management Investment Services Corp. (the Transfer Agent), to waive a portion of its fees through June 30, 2019, such that the Fund’s transfer agency fees do not exceed the annual rates of 0.05% of the average daily net assets of Class Inst2 shares and 0.00% of the average daily net assets of Class Inst3 shares.

3.	Comment. In the Summary of the Fund - Principal Investment Strategies section of the prospectus, specify the levels of S&P 500 Index trading ranges considered “expensive” and “normal” by the Fund’s Investment Manger to aid investors’ understanding of the allocation table. Is there a reason that there are only two market states, expensive and normal, and no inexpensive or discounted state?

Response. As described under the heading Determination of Current Market State in the Summary of the Fund - Principal Investment Strategies section of the prospectus, the Investment Adviser has observed two market states when observing historical price levels over a 40-year history. The disclosure under the heading Determination of Current Market State in the Summary of the Fund - Principal Investment Strategies section of the prospectus will be revised as follows:

Just as a thermostat may be set at different ranges for different seasons, the ~~The~~ structure and allocation ranges of the Fund’s asset allocation table may be changed from time to time between two forms, based on the Investment Manager’s determination of whether it expects the equity market ~~is~~ to be moving over ~~time~~ the next year in a side-ways or non-directional pattern, which the Investment Manager terms an “expensive” market, or to be trending upward, which the Investment Manager terms a “normal” market. The Investment Manager’s process and methodology for determining whether the current market is “expensive” or “normal” and the structure of each form of allocation table are ~~as~~ described in more detail below under Determination of Current Market State ~~below~~. This ~~Such~~ determination will be made on at least an annual basis and will be reflected in the asset allocation table disclosed in the prospectus. In general, the two different forms of allocation table are intended to maximize the capture of value under the two different sets of market conditions.

4.	Comment. Will the Investment Manager’s selection of the form of allocation table to be disclosed in the currently effective prospectus, as referred to in the Summary of the Fund - Principal Investment Strategies section, coincide with the annual update of the Registration Statement? If the selection occurs other than in connection with the annual update, will the Fund’s prospectus be supplemented, and will the Fund’s website be updated?

Response. The review of market conditions and selection of the current allocation table by Columbia Wanger Asset Management, LLC, the Fund’s investment adviser (the “Investment Manager”), will typically precede the annual Registration Statement update such that any changes to the form of allocation table and/or the underlying Portfolio Funds will be disclosed in the updated prospectus. Any interim reviews conducted during the fiscal year that result in changes to the form of allocation table and/or the underlying Portfolio Funds will be accompanied by a prospectus and statement of additional information (“SAI”) supplement, as appropriate. Supplements to the Fund’s prospectus and SAI are posted on the Fund’s website (https://www.columbiathreadneedleus.com) along with the Fund’s full prospectus and SAI.

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April 26, 2018

5.	Comment. Please consider tying the disclosure regarding the Investment Manger’s determination of “expensive” versus “normal” market conditions, as included in the Summary of the Fund - Principal Investment Strategies section of the prospectus, to the S&P 500 Index levels noted in the allocation table. Also, consider clarifying the disclosure in plain English.

Response. Please see the response to Comment #3 above.

6.	Comment. As referenced in the Summary of the Fund - Principal Investment Strategies section of the prospectus, in a state of “emergency” does the Fund reallocate assets immediately or only after prospectus disclosure? Will such reallocations be disclosed on the Fund’s website?

Response. The Fund typically will not reallocate assets in advance of updating or supplementing its prospectus disclosure, but, as disclosed in the Summary of the Fund - Principal Investment Strategies section of the prospectus., may do with respect to 5% of its net assets plus any cash received on a given day, which may be invested in cash, high quality short-term paper and government securities. Please also see the response to Comment #4 above.

7.	Comment. Please confirm supplementally that all principal risks identified in the Summary of the Fund - Principal Risks section of the prospectus are, in the aggregate, principal risks of the Fund.

Response. The identified principal risks are, in the aggregate, principal of the Fund. To make this more clear, the introduction to the discussion of the Fund’s principal risks will be revised to read as follows:

An investment in the Fund involves risks, including specific risks relating to the investment in the Fund based on its investment process and its “fund-of-funds” structure, as well as specific risks related to the Portfolio Funds in which it invests that in the aggregate are principal risks to the Fund, including among others, those described below. More information about the Portfolio Funds, including their principal risks, is available in their prospectuses. This prospectus is not an offer for any of the Portfolio Funds.

8.	Comment. In the Summary of the Fund - Principal Risks section of the prospectus, please identify which Portfolio Funds are associated with which risks.

Response. This disclosure will be added to the prospectus.

9.	Comment. In the Summary of the Fund - Principal Risks section of the prospectus, please describe any principal strategy that gives rise to the derivatives, futures contracts and swaps risk disclosure. Otherwise, please move the disclosure to the section entitled Transactions in Derivatives within the More Information About the Fund - Additional Investment Strategies section.

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Response. These risks are principal risks of the Fund to the extent that the Fund is invested in underlying Portfolio Funds that themselves invest in derivatives generally, or specifically in futures contracts and/or swaps. Please see the response to Comment #7 above.

10.	Comment. In the Summary of the Fund - Principal Risks section of the prospectus, the discussion of “select portfolio” risk states that “because the Fund may invest in more than one company concentrated in a similar industry, sector or geographic region, the Fund may be even more concentrated than the number of companies it may hold would suggest.” Please indicate whether the Fund will concentrate its investments in any industry and, if so, identify in the principal risks any industry where it will concentrate and disclose the risks of such concentration. In addition, please disclose that the Fund will look through to the underlying Portfolio Funds for purposes of determining compliance with the Fund’s concentration policy since the Portfolio Funds are all affiliated with the Fund.

Response. The Registrant has carefully considered the comment and determined to not make the requested changes.

As indicated in the Summary of the Fund - Principal Investment Strategies section of the prospectus and the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI, the Fund exclusively concentrates its investments in shares of other mutual funds. Industry, sector and geographic concentration risk is a principal risk of the Fund only to the extent that the Fund is invested in underlying Portfolio Funds that invest in a limited number of companies and have relatively concentrated portfolios. To the extent that the Registrant determines that the Fund’s investments in an underlying Portfolio Fund expose the Fund to a material risk arising from significant exposure to a particular industry, sector or geographic region, the Registration Statement will be amended or supplemented as appropriate. Please also see the response to Comment #7 above.

Further, as noted in the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI, Fund assets may be invested in the securities of one or more investment companies or subsidiaries to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, notwithstanding the concentration limitation. The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. Absent published guidance from the Staff – guidance that directs all mutual funds to have a policy that requires them to consider underlying fund holdings for purposes of concentration policy compliance – the Registrant, on behalf of the Fund, deems the Fund’s current concentration policy consistent with the 1940 Act, its rules and regulations. Nonetheless, to the extent that the Registrant determines that the Fund’s investments in an underlying Portfolio Fund exposes the Fund to a material risk arising from significant exposure to a particular industry, sector or geographic region, the Registration Statement will be amended or supplemented as appropriate.

11.	Comment. In Summary of the Fund - Performance Information section of the prospectus, please identify the share classes that had their performance adjusted and confirm that adjustments were

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made based on gross operating expenses and applicable sales loads (i.e., before fee waivers or expense reimbursements). Also, please disclose that because these classes have higher expenses than that of Institutional Class shares, their performance is lower than that of Institutional Class shares. Also, please confirm to the Staff that no adjustment was made as to new classes whose expenses were lower.

Response. After careful consideration of the existing disclosure, the Registrant believes that it adequately (a) identifies the share classes that include the returns of another share class by identifying the inception date of the class in each row of the Average Annual Total Return table and (b) discusses the effect that higher expenses have on performance. Additionally, it has been confirmed that share class performance adjustments are made based on net operating expenses and applicable sales loads (i.e., after fee waivers or expense reimbursements), which the Registrant views as appropriate.

12.	Comment. In Summary of the Fund - Performance Information section of the prospectus, please disclose that the Fund’s performance prior to May 2018 reflects returns achieved pursuant to different principal investment strategies and that if the Fund’s current strategies had been in place for the prior periods, results shown may have been different.

Response. As of May 1, 2018, the structure of the Fund’s allocation table may be changed by the Investment Manager based on market conditions. However, as disclosed in the Summary of the Fund - Principal Investment Strategies section of the prospectus, the form of the Fund’s current allocation table reflects the same form that has been in place since the Fund’s inception in 2002. Accordingly, the following disclosure will be added to the Summary of the Fund - Performance Information section of the prospectus:

The Fund’s performance prior to May 2018 reflects returns achieved following a principal investment strategy with a single form of allocation table. While the Fund now follows a principal investment strategy with two potential forms of allocation table, as described above in the Principal Investment Strategies section, the form of the Fund’s currently effective allocation table has been in place since the Fund’s inception in 2002. The Fund’s performance prior to May 2018 reflects the current form of allocation table.

13.	Comment. Are any of the benchmarks disclosed in the Summary of the Fund - Performance Information section of the prospectus different from preceding period? If so, please explain reason for the change and provide information regarding the former benchmark(s). See Instruction 2(c) to Item 4 of Form N-1A. Also, please show the broad-based index first and the blended index last.

Response. The Fund’s benchmarks have not changed from the preceding period. The Fund has two primary broad-based indexes, as identified in the Summary of the Fund - Performance Information section of the prospectus: the S&P 500 Index and the Bloomberg Barclays U.S. Aggregate Bond Index. The Fund’s Blended Benchmark is provided as a supplemental, or secondary, benchmark, that the Registrant believes provides a meaningful performance comparison. The Average Annual Total Return table in the Summary of the Fund - Performance

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Information section of the prospectus will be updated in to more clearly identify the Fund’s primary and supplemental benchmarks.

14.	Comment. The principal investment strategies and principal risk disclosure in the prospectus appears virtually identical in the Summary of the Fund and More Information About the Fund sections of the prospectus. Please revise in accordance with Item 9 of Form N-1A and IM Guidance 2014-08.

Response. After careful consideration, the Registrant believes that the existing disclosure is consistent with Form N-1A and Staff guidance, and will not be modified.

15.	Comment. Please clarify whether the additional investment strategies and risks disclosed in More Information About the Fund section of the prospectus are part of the Fund’s principal investment strategies and risks.

Response. The disclosure in More Information About the Fund section of the prospectus is intended to provide investors with certain information about the Fund’s investment policies, guidelines and ability to enter into certain types of transactions that are not expected to be part of the Fund’s principal investment strategies. The Registrant will continue to include this disclosure in the prospectus.

16.	Comment. In the discussion of the Fund’s share classes in the Choosing a Share Class - Summary of Share Class Features section of the prospectus, please revise the disclosure to carve out sales loads. Because the Fund establishes the sales load, and it is disclosed in the Fund’s prospectus, the Fund cannot disclaim responsibility if an intermediary fails to give a specified discount.

Response. The disclosure is accurate as presented and is not a disclaimer of responsibility. In no way does the Fund, the Investment Manager or the Fund’s distributor (Columbia Management Investment Distributors, Inc.) “establish” or determine financial intermediary-specific shareholder policies; rather, policies applicable to a particular financial intermediary are determined by that financial intermediary, and the Registrant makes the intermediary’s policy – as provided by such financial intermediary – available within the Registration Statement.

17.	Comment. In the Buying Selling and Exchanging Shares - Selling Shares - Satisfying Fund Redemption Requests section of the prospectus: if the number of days in which the Fund will send payment for redemptions differs by method of payment (e.g., check, wire, automated clearing house), then disclose the typical number of days or estimated range of days that the Fund expects it will take to pay out redemption proceeds for each method used.

Response. The number of days in which the Fund will send payment for redemption proceeds does not differ by method of payment.

18.	Comment. In Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges to the prospectus, please delete the sentence that states:

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The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

The Fund cannot disclaim this responsibility. The Fund is ultimately responsible for whether the sales discounts/waivers are received. However, the Fund can add language referring shareholders to the intermediary for help with understanding the waivers.

Response. Please see the response to Comment #16 above.

19.	Comment. Investment companies are not industries. Please add note to the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI explaining that the Fund will look through its investments in other investment companies for purposes of determining compliance with the Fund’s concentration policy.

Response. The Registrant is not aware of a requirement that a concentration policy relate to an industry. Please see the response to Comment #10 above.

20.	Comment. In the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI, please add disclosure explaining what the 1940 Act permits with respect to issuing senior securities.

Response. The following will be added to the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI:

A “senior security” is an obligation with respect to the earnings or assets of a company that takes precedence over the claims of that company’s common stock with respect to the same earnings or assets. The 1940 Act prohibits open-end mutual funds from issuing senior securities other than certain borrowings from a bank, but SEC staff interpretations allow a fund to engage in certain types of transactions that otherwise might raise senior security concerns (such as short sales, buying and selling financial futures contracts and other derivative instruments and selling put and call options), provided that the Fund segregates or designates on the Fund’s books and records liquid assets, or, as permitted in accordance with SEC staff interpretations, otherwise covers the transaction with offsetting portfolio securities, in amounts sufficient to offset any liability associated with the transaction. The exception in the fundamental policy allows the Fund to operate in reliance upon these staff interpretations.

21.	Comment. In the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI, please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

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Response. Please see the response to Comment #10 above.

22.	Comment. Consider clarifying the last clause of the Fund’s statement of non-fundamental policy regarding investments in restricted securities the About the Fund’s Investments - Fundamental and Non-Fundamental Investment Policies section of the SAI. The existing disclosure is a little confusing. Will restricted securities be counted as illiquid securities?

Response. This disclosure will be revised to clarify that while the Fund may invest up to 10% of its total assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities.

* * * * * * * * * * * * * *

We hope that the foregoing responses adequately address the comments provided. Should you have any questions, please do not hesitate to contact me at 202.654.6254.

                                         Sincerely,

                                         /s/ Mary C. Moynihan

                                         Mary C. Moynihan

Perkins Coie LLP